"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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SUPPL

Disclosure requirement – Photocure ASA

Orkla ASA has today sold 800 000shares in Photocure. After this transaction Orkla owns 450 000 shares which represents 2.04 % of the share capital.

Orkla ASA,
Oslo, 2 October 2009

~~Contact:~~
Siv Merethe S. Brekke, VP Orkla Investor Relations, Tel: +47 2254 4455

10/20

"Exemptions No. 82-3998"

Notification to the Oslo Stock Exchange

ORKLA

www.orkla.no

P.O. Box 423 Skøyen, N-0213 Oslo Tel.: +47-22 54 40 00 E-mail: info@orkla.no

Orkla sells part of its hydropower assets

Orkla-owned Elkem is selling its hydropower plants in Salten and Bremanger for NOK 6 billion. The total annual power production of the sold plants is 1.7 TWh, of which 1.5 TWh is owned production. Elkem's power plants in Sauda and Borregaard's power plants in Sarpsborg will be retained.

The sale agreements were approved by the Board of Directors of Orkla ASA and of Elkem AS on 4 October 2009.

"The power plants owned by Elkem in Salten and Bremanger are subject to reversion, and must be sold to public companies before the dates of reversion. The operations in Sauda will however be taken over by Statkraft in 2030 regardless of whether Elkem keep the plants or sell them to public companies. The power plant owned by Borregaard in Sarpsborg was built before the reversion laws were enacted and can be retained perpetually. The power plants in Sauda and Borregaard will therefore be kept," says Orkla President and CEO Dag J. Opedal.

The shares in Elkem Energi Siso AS and Elkem Energi Lakshola AS (the power plants in Salten) will be taken over by Norsk Vannkraftproduksjon AS, which is owned by Nord-Trøndelag Energiverk Energi AS and Østfold Energi AS on a 50/50 basis. The shares in Elkem Energi Bremanger AS will be taken over by Svelgen Kraft Holding AS, 56 % of which is owned by Sogn og Fjordane Energi Produksjon AS, 34 % by Tafjord Kraftproduksjon AS and 10 % by Sognekraft AS.

"Ownership of the hydropower plants has been important for the development of Elkem's industrial operations in the last 40 years. The plants that must be sold before they are due to revert, i.e. latest within the next 10-15 years, will therefore no longer offer the long-term supply of power that we need to develop our industrial activities. We have obtained good conditions through competition between several bidders. We therefore choose to sell now, based on the expectation that the consolidation of public power producers in Norway is likely to limit competition later on," says Bjørn Wiggen, Chairman of Elkem's Board of Directors and Orkla Executive Vice President.

The total sale price is NOK 6,009 million, consisting of NOK 4,300 million for Salten and NOK 1,709 million for Bremanger. Settlement will be made when the necessary official approvals have been obtained.

In autumn 2008, the Norwegian parliament passed a new Concession Act with a view to securing public ownership of hydropower installations in Norway. Under the Act, only

publicly-owned power companies may buy or build large hydropower plants. Consequently, Orkla is unable to further develop its hydropower operations by acquiring and expanding hydropower plants.

The new Act gives publicly-owned companies which take over private power plants that are subject to reversion a statutory right of reversion waiver. The Norwegian parliament resolution constituted the enactment of a 30-year-old practice of changing concession conditions in this way. The Svelgen III and IV, Siso and Lakshola plants, most of which are due to revert to the state during the period 2021 to 2029, must therefore be sold prior to their reversion.

The Svelgen I and II power plants and a few small plants in Bremanger are under lease agreements with Statkraft. The plants are operated as an integral part of Elkem Energi Bremanger AS's power business. Contracts for 240 GWh of hydropower are being concluded to ensure that the power from these plants will be used as intended at the Elkem Bremanger smelting plant.

The power plants in Sauda are regulated by a civil law lease agreement with Statkraft. The agreement runs until 2030, after which the power plants will be returned to Statkraft in return for financial compensation equivalent to the residual tax written down value of the newly built plants. In a normal year and based on current market expectations, the Saudefaldene plants are anticipated to contribute an annual EBITDA of approximately NOK 250-300 million.

In addition to Elkem's power plants in Sauda, Borregaard holds reversion-free power rights, primarily in Sarpsborg. Orkla's hydropower operations will hereafter consist of production of around 2.5 TWh.

Elkem AS and Borregaard AS are wholly-owned subsidiaries of The Orkla Group.
Elkem AS owns 85 % of Saudefaldene.

DnB NOR Markets has acted as the financial adviser to Orkla in these transactions.

Orkla ASA,
Oslo, 5 October 2009

Media contacts:
Bjørn Wiggen, Chairman of the Board of Elkem and Executive VP, Orkla ASA,
Tel.: + 47 47 82 09 37
Johan Chr. Hovland, Senior VP, Elkem Energi and SVP Public Affairs, Elkem AS,
Tel.: +47 91 76 34 91

Investor Relations contacts:

Rune Helland, tel.: +47 22 54 44 11
Siv Merethe S. Brekke, Tel.: +47 22 54 44 55